

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Michael A. Hug
Chief Financial Officer
Travel & Leisure Co.
6277 Sea Harbor Drive
Orlando, FL 32821

      Re: Travel & Leisure Co.
           Form 10-K for fiscal year ended December 31, 2022
           Filed February 22, 2023
           File No. 001-32876

Dear Michael A. Hug:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction